   Exhibit 99.5

Earnings Call

Infosys Earnings Call

Q4 FY2020

April 20, 2020

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Mohit Joshi

President, Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences Head, Infosys Brazil and Infosys Mexico

Sandeep Mahindroo

Financial Controller & Head Investor Relations

ANALYSTS

Ankur Rudra

JP Morgan

Keith Bachman

Bank of Montreal

Diviya Nagarajan

UBS

Edward Caso

Wells Fargo

Sudheer Guntupalli

Motilal Oswal Financial Services

Moshe Katri

Wedbush Securities

Nitin Padmanabhan

Investec

Bryan Bergin

Cowen

Moderator

Ladies and gentlemen good day and welcome to the Infosys earnings conference call. As a reminder all participant lines will be in the listen-only mode and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” and “0” on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Hello everyone and welcome to Infosys earnings call to discuss Q4 FY2020 earnings release. This is Sandeep from the Investor Relations Team in Bengaluru. Joining us today on this call is CEO & MD, Mr. Salil Parekh; COO, Mr. Pravin Rao; CFO, Mr. Nilanjan Roy along with other members of senior management team. We will start the call with some remarks on the performance of the company by Salil, Pravin and Nilanjan before opening up the call for questions. Kindly note that anything which we say which refer to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on to Salil.

Salil Parekh

Thank you Sandeep. First, apologies from us for starting this off late. Good evening and good morning to everyone on the call. I trust each one of you and your loved ones are safe in these extremely different times.

The financial year that just ended, ended very well for us. It was an exceptional year. We grew at 9.8% in constant currency, delivered 21.3% operating margin, grew our digital revenue by 38%, and the digital revenue in Q4 has become 42% of our overall business. We did this with $9 bn of large deals for the full year.

Our earnings per share grew at 8.3% in dollar terms. We had in fact the highest cash collection for the quarter and for the full year in our history.

In Q4 we grew our business 6.4% YoY in constant currency and delivered 21.1% operating margin with $1.6 bn of large deals, some of which in the last two weeks of the quarter. We closed the year with an extremely strong cash position of $3.6 bn and no debt on our balance sheet.

In the last two to three weeks of March, the impact of COVID was significant. We had already activated our business continuity plans with an intense focus on employee safety and client service delivery. Today we have 93% of our employees working remotely, a task that was performed with incredible efficiency and tremendous hard work by all of our teams. Pravin will share more color on this later in the call.

In addition to that, we have added financial security of the company an absolute focus on liquidity and cash. We have now activated a comprehensive program for cost control and reduction. Nilanjan will share some preliminary highlights of this later in the call.

We of course anticipate near-term challenges in the business environment across a whole set of industries. However, we see increased interest from our clients in Cloud, virtualization, workforce transformation and cost reduction programs. Our discussions with clients indicate they would like to consolidate their work with a strong player like us with exceptional service delivery, agility to reach 93% remote working and an extremely strong balance sheet. I think those trends will hold us in good stead in the medium term.

Let me spend a few minutes to share with you what we are doing outside of work, supporting our communities that we live and work in. Via our foundation, we have dedicated Rs.100 crores towards relief efforts, including half of it to the Prime Minister CARES Fund in India to help enhance hospital capacity, provide treatment, ventilators, testing kits, PPEs for frontline health workers. In the US we have opened Pathfinders Online Institute, an online learning platform for teachers, school children and their families, so they can access high quality computer science education from home for free.

Coming back to business, given the uncertain environment with the global pandemic and client business being marred by volatility, we do not feel it will be appropriate for us to provide guidance for this financial year. As a result, we are suspending providing guidance on revenue growth and operating margin for FY2021.

Given our strong performance in the just concluded financial year and our strong cash position, we are pleased to announce a final dividend for the financial year at Rs.9.50 per share, bringing the total dividend for the financial year to Rs.17.50 per share.

I am extremely grateful to our employees for their diligence through this stressful period and proud of the work they have delivered for our clients. While we are unsure about what lies immediately ahead, we have enormous strengths that we believe will help us navigate this period and emerge stronger from it:

•	Sustained focus on client relevance and we are now re-pivoting our efforts in terms of what clients are looking for and we see good traction in that.
•	Our ability to work with clients across the entire spectrum of their needs including accelerating their digital journey and extreme automation for cost efficiencies.
•	A highly skilled workforce of 240,000 people passionately working towards making our clients successful,
•	Unparalleled delivery capabilities,
•	$3.6 bn in cash on our debt free balance sheet, which gives us ample liquidity.

With that I will pause my comments and hand it over to Pravin.

Pravin Rao

Thank you Salil. Hello everyone.

Let me start by summarizing key aspects of Q4 performance.

Our operating parameters were steady during Q4, onsite and offshore effort mix remained stable sequentially, but improved by 110 bps over Q4 FY2019. Utilization during the quarter sequentially dropped to 83.5%, partly due to COVID-19 related supply constraints.

Large deal wins were healthy at $1.65 bn for Q4, with the share of new deals increasing to 56%. We won 12 large deals in Q4, out of which four deals were in Retail and Energy Utilities, Resources and Services and one deal each in Financial Services, Communication, Manufacturing and Hi-tech. Region wise, 7 were from America and 5 were from Europe. Encouragingly many of the large deal closures happened in the last two weeks of the quarter despite the COVID-19 situation.

Attrition on a standalone basis was slightly higher at 18.2%; however, voluntary attrition reduced further to 15.1% from 15.6% last quarter. Higher involuntary attrition during Q4 was mainly on account of separations that occur as a result of yearly performance reviews, which close in December. This is part of our focus on ensuring a high performance culture.

Moving into FY2020, we finished the year with a strong 9.8% constant currency growth in revenues despite the impact of COVID-19 slowdown in March. Volume growth for the year was 8%. Five of our business segments Communication, Energy, Utility, Resources and Services, Manufacturing, High-Tech and Life Sciences recorded double-digit growth in FY2020. Similarly, both of our largest regions, North America and Europe clocked double-digit growth in constant currency. We had large deal TCV of more than $9 bn in FY2020, which is 44% higher than in the previous year.

Moving to the business segments. We see near term weakness across the board especially in the area of discretionary spending. Clients are focused on ensuring safety of their employees and maintaining business continuity while at the same time conserving cash. This is bound to impact near term performance as they reprioritize and delay some projects and reduce volumes. However, we see long-term opportunity as the focus on digital and core transformation gets accelerated.

Financial Services segment is seeing the impact from interest rate decline across the world, which have severely compressed the net interest margin. The banking sector is also expected to experience an increase in loan losses in the near future, which will have an impact on their profits. Insurance may also see an increase pressure due to higher claims. Post COVID-19 we expect a strong opportunity for Cloud, Data Services and creating new digital bank capabilities.

Retail segment has been hit hard especially non-grocery, apparel, lifestyle and fashion, logistics etc. While on a sequential basis we have seen positive performance in the last quarter and there was a healthy level of large deal wins from this segment, we expect a significant pressure on spend for the segment in the coming quarters. The deal pipeline is strong, but the conversion rate is expected to slow down.

Large deal wins in communication segment has led to stellar performance in the last fiscal. While we expect a relatively stable performance from the telecom players, the media and entertainment industry is seeing pressure due to stoppage of outdoor events and general squeeze in advertising spend. Spend on 5G rollout and B2B use cases of 5G may also get delayed as the industry players reassess capital allocation priorities.

Energy, Utility, Resources and Services vertical reported strong growth in the last year with many large deals win across geographies. However, with low energy prices and demand and supply chain issues in other sub-segments, the performance is expected to be weak in the near term.

Manufacturing segment recorded double-digit growth in the last year despite weaknesses in the automotive segment and supply chain pressure due to trade wars. However, COVID-19 spread exacerbated by supply chain disruptions has resulted in a widespread closure of production facilities across the globe. Stoppage and probably reduced travel in the near future will also affect the aerospace industry in terms of order book and deliveries.

Digital is growing strong with a share of revenue reaching 41.9% at the end of Q4 FY2020 from 33.8% in Q4 FY2019. Growth in digital revenue in the last fiscal was 37.8% on constant currency.

While the global pandemic is having widely varied impacts on different industries, the demand for business reinvention around digital is universal and increasingly urgent. From building more flexible supply chain to supporting new models of employee experience, to urgently enhancing e-commerce offering, brands are being forced to accelerate their pace of change. Technology is essential to support that change, automation and efficiency is essential to fund that change and design and experience are essential to unlocking value from those changes. Clients continue to see the need for investment around digital transformation and need partners who can help them navigate the strategic and technological complexity they face. Infosys remains that critical and trusted partner now more than ever.

In the last year we have been rated as a leader in 26 services related to capabilities around Digital Pentagon by industry analysts, which is a testimony to our digital capabilities.

Our BPM services had a standout year and crossed $1 bn revenues at industry leading margins. Additionally, revenue per employee improved, thanks to automation, and we featured in multiple external awards.

With that I will hand over to Nilanjan.

Nilanjan Roy

Welcome everybody to the FY2020 earnings call. I will start with a quick overview of Q4 and a recap of FY2020 before moving to how we are preparing to secure our future in these challenging times.

Q4 operating margins were at 21.1% compared to 21.9% in Q3, a drop of 80 basis points. These included a 90 basis points margin headwinds due to COVID led utilization and RPP decline. There was an additional headwind of 40 basis points this quarter for H1 visas in the US for the financial year 2021 due to the change in the USCIS lottery approval process where the lottery was declared in March quarter. In addition, we took a hit of receivables provision account of ECL (expected credit loss) and higher CSR for the quarter of 50 basis points. This was offset by the rupee depreciation of 2.1% against the dollar during the quarter, which helped margins by 50 basis points and another 50 basis points of lower travel cost and other cost optimization measures.

Our DSO dropped by 4 days to 69. Our sustained focus on collections was demonstrated in OCF of $684 mn for the quarter which is a YoY increase of 17.3%. Free cash flow grew 27% YoY to $593 mn.

Let me talk about the full year FY2020. Our operating margins were at 21.3% for FY2020, within our guidance band of 21% to 23%. The 1.5% drop in operating margins over FY2019 was largely due to compensation increases, higher visa costs and lower realization, partly offset by our cost optimization measures where we exceeded $150 mn target for the year.

For FY2020, operating cash flow grew 15.4% to $2.611 bn. Free cash grew 12.1% and crossed $2 bn for the first time. Driven by a robust cash generation and a healthy cash balance of $3.6 bn, the Board has recommended a final dividend of Rs.9.50 per share, which will result in a total dividend of Rs.17.50 for FY2020, which is the same as FY2019.

Yield on cash balance was 7.06% in Q4 compared to 7.77% in Q3. Looking ahead, our yield in FY2021 will be impacted further due to the declining interest rate regime in India.

These are unprecedented times and we are taking multiple measures to ensure execution excellence of our operations.

First, liquidity and cash management is a top priority. This includes a rigorous focus on working capital cycles, including collections, receivables and any other blocked cash. Secondly, reduction in capex barring any committed or non-discretionary spends. A debt free balance sheet and a superior local currency credit rating of A3 from Moody’s gives us an enormous advantage during these times.

The second area of focus will be agility in operations. We will need to be extremely nimble, yet measured in our decision making process to counter the uncertainty which the current situation presents. We will balance short term margin pressures with long term sustainability by making ‘no regret moves’.

Our third big focus will be accelerated cost take-outs. While we have made enormous progress on this during the last few years, this is even more critical for FY2021. We have embarked on a series of steps to address near term margin pressures emanating from lower utilization due to supply and demand mismatches. These steps include deferring salary increases and promotions, delaying the hiring process and timelines and complete freeze on discretionary spending. We will also continue to look at the entire gamut of other cost levers we have as the situation evolves.

Our ongoing strategic cost optimization levers around automation, pyramid rationalization, onsite-offshore, subcontractors will of course continue as in the earlier years. We are confident that our proximity to our clients and our superior talent engine will enable us to weather this storm.

With that we can open up the call for questions.

Moderator

Thank you very much. Ladies and gentleman we will now begin the question and answer session. The first question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

The first question is, we understand the need to drop guidance this time, I know it is an exceptional year; but based on your current visibility on demand and the order book and the conversations you have had, how should we think about when you get back to normalcy – sort of the rhythm you were in before, either in terms of the revenue or profitability levels last seen in December or March or how would the shape of seasonality in revenues may turn out this year?

Salil Parekh

What we are seeing today is that overall there is no real clarity on when trends are going to be back into a situation where we have a clear view to give you a guidance. Today we definitely see in the short term some concerns where the business environment is extremely difficult. However, when we start to see this business environment starting to stabilize and we have visibility, we will be back with what we say in terms of guidance.

We do not have a clear answer today, whether this is for X quarters or Y quarters. Our sense is, the first order effect is visible all around in the sectors and Pravin shared specific details on them. There will probably be some second order effect and it also depends overall on how the medical situation evolves. So we are not commenting on the timelines here. What we are very clear is, and these are already discussions that many of us within the leadership have had with clients. there is a strong interest in consolidation with strong partners like us. There is a strong interest in looking at cloud movements and making changes in virtualization. There is a strong interest in looking at – could there be some captives that may be available; and all of those areas we are exploring. So in the medium term, given our strength in terms of delivery, our financial strength and the overall interest that clients have in consolidation, I feel positive. But in the near term we see some weakness going ahead.

Ankur Rudra

Thanks for that Salil. In the near term, do you think there will be any changes to your capital return policy just to keep the powder dry for acquisitions or the movements you may have to make?

Nilanjan Roy

Our capital allocation is quite clear – linked to our free cash flows. Like I said, we have enough of headroom and we will have to see if any assets which come up which interests us during the period but we are open to everything at this stage.

Ankur Rudra

Alright. Thank you and best of luck.

Moderator

Thank you. The next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I wanted to ask about any boundaries or any signs you could give us on your margins. So even if we stay away from revenue comments, is there are any kind of minimums or floors you think the business could sustain even in the phase of what is obviously incremental revenue pressure and/or you mentioned that there was 90-basis points of COVID impact in the current quarter, is there are any incremental COVID impact that we should be thinking about in the June quarter. Just some broader comments on margin trends or boundaries or things to consider as we are looking at our models?

Nilanjan Roy

So, the impact of COVID was about $32 million. Two-third of that was supply led – as we were ramping up our enablement of work from home. About a third of that was demand led – partly from clients who have now started giving us approvals to work from home and partly because of some ramp down. So that was the equation for the last quarter and that pretty much affected the quarter margins as well, which I mentioned 90-odd basis points. As we are looking into this quarter, initially we are trying to improve the work enablement. The figure of work from home for the onsite is much higher than 93% and slightly lower in the offshore. So our first priority is to continue to improve our supply side of the equation, so we don't leave any money on the table.

In terms of the Q1 near-term outlook, without getting into how much of revenues etc. are going to happen, we have already started making the margin moves. We have talked about moving out of the hiring season, the freeze on promotions and salary hikes. So those are the things we have already started with.

There will be pressure. As you know that the entire industry around the world did not gear up for a sudden stop, so there were people hired etc. As we close the quarter, there will be natural attrition during the quarter as well, which will help us. But the first, near-term impact is going to be on utilization because of the supply demand mismatch but that will iron itself out as the quarters progress and we will continue. Other factors are our margin optimization strategically in terms of automation, in terms of the pyramid, including onsite pyramid – where we are the only ones who are capable of doing that because of our full stack DCs in the U.S., our sub-con costand how do we rotate them etc. Discretionary expenditure is completely stopped now, discretionary capex is stopped

So a number of levers both from margin, preservation of cash, making sure that our liquidity cycles continue to roll; early warnings in terms of stress on any client in terms of default etc. But like I said, if quarter four is anything to go by, we had very strong collections.

Keith Bachman

Okay my follow up question is, I wanted to ask something that TCS mentioned last week. The comment was that the financial crisis was, at least from a growth perspective, of relevant benchmark. In other words, the first quarter of the financial crisis revenues dropped plus or minus 10% and I just wanted to know is that an industry perspective that you would endorse? What I mean by that is just a sequential drop for industry related revenues as investors think about the June quarter is the financial crisis when that first struck, is that a relevant benchmark or do you think this is different from the financial crisis?

Salil Parekh

Our sense is this situation is somewhat different from what transpired in the financial crisis a few years ago. This is across all sectors and all geographies equally. There is an incredible financial stimulus that at least the US has put together and there is a strong indication that the several European countries will join in. So those are some distinctions that we see between the actual crisis from an economic perspective.

With respect to how that impacts Q1, it is therefore not a straightforward comparison. What is clear is there will obviously be some impact in Q1 and then we will have to see how this plays out because there are counterbalancing forces. If the fiscal stimulus force becomes more dominant versus anything on the medical side, there is one set of outcomes. If the medical side has a second wave, there is another set of outcomes. And that is part of the reason why we do not have a sense of what is the quarterly progression here. We are focused on ensuring a very aggressive cost plan as Nilanjan shared. As Pravin shared, we have real operational capabilities to do it delivery wise; and we have extreme strength and we think we will emerge with all the consolidation in the medium term.

Keith Bachman

Okay, thanks very much. That is it from me.

Moderator

Thank you. The next question is from the line of Diviya Nagarajan from UBS. Please go ahead.

Diviya Nagarajan

Just a follow-up to the previous couple of questions. If you were to look at the 2008-2010 timeframe and I do get your point that it is not really apples to apples here, typically in downturns, we do see a fair amount of pricing pressure. Could you give us your sense on how this could be the same or different to last time, because they are clearly in a strong technology cycle. What I am trying to understand is that could that offset some of the typical pricing pressures that we see in spending environments that are stressed?

Salil Parekh

Let me start with that and Nilanjan might have other points to add to it as well. On pricing, there is obviously depending on the industry of our clients, their segments, there will be different levels of cost stress among them. Equally as you mentioned and Pravin shared earlier, we have some real strengths that we see, for example, in Telco, in Hi-tech we see some strength in Life Sciences, in Consumer staples, Groceries. So there are pockets of strength and we see some positive activity there as well.

Some of the service offerings where we see a real shift from a client buying perspective, we see strength there as well and we believe we have got a good set of investments there, whether it is in cloud or virtualization or workflow transformation and we think those will be a positive. So it is a bit of a mix in terms of the overall view therefore on pricing.

Diviya Nagarajan

It is impressive that you and the entire industry has kind of got into this work from home situation in a very short period of time. How do you see this model evolving for you in the medium to long-term and how does that kind of tie into some of the longer-term cost savings that you could get from a model like this?

Salil Parekh

I will start off and Pravin will provide more color. What we are extremely proud of is this rapid transition that we have made. We believe with 93%, that is a really strong number and as Nilanjan was sharing earlier, that is moving north every day. There is a tremendous amount of infrastructure, security, bandwidth capability that we had already put in place and that will be further enhanced to make all of this happen. In terms of how we see the future evolving, let me pass it on to Pravin, he can share more color on what we see in the coming weeks and months.

Pravin Rao

As Salil mentioned, in a very short span of time, we were able to get about 93% of our people globally work from home in a remote fashion. From that perspective, we have demonstrated resilience and agility in doing it and the feedback from the clients has been extremely positive. From a technology perspective, now it's proven that we can do this. Obviously, we have to make sure that we invest in infrastructure, we invest in security, controls, productivity tools, collaboration tools and other things. One of the positive thing is, if you are able to demonstrate good security and good productivity, I'm sure many clients will be much more open to doing this. That means that in the future, some of the things around ODC and constraints around that could potentially disappear at least. It may take some time, but somehow those things could disappear. So it will result in probably having much more virtual ODCs rather than any physical ODCs.

The ability to work remotely also means that, it doesn't matter whether you are in India, whether you are in different part of the world. It is possible to leverage people, capability wherever it exists and it is also probably possible to start looking at gig workers and things like that in a way. The ideas I am talking about is nothing new but this crisis has really enabled some of the acceleration or increase in adoption of some of the thoughts.

From that perspective, obviously there are opportunities for cost take-outs. You don't have to invest as much in real estate, travel costs may come down but you have to invest a lot more in technology, in security and other things. So net-net, it is a positive thing that has happened, but eventually whether that new normal means 20% office, 80% go home or whatever, I think only time will tell. Again it can vary from risk perceptions of different industries, but it will probably be much different than what we see today.

Diviya Nagarajan

Just as a follow-up, could you quantify the cost savings that you will get at least in the immediate next quarter from savings and travel facilities, subcontracting and other savings you might get because of the reduced activity and contrast that with what you might lose in terms of the utilization and pricing?

Nilanjan Roy

Diviya it is a bit premature. I think many of these will be cost avoidance as well. There will be some cost optimization, which is about automation, pyramid, etc. So it will be difficult to give a number where we will end up on utilization, as that will also depend on how the demand works out. We are continuing to make sure that we are taking decisions early, making no-regret decisions and monitoring the overall demand situation and then taking appropriate action.

Moderator

Thank you. The next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was curious if you could differentiate your clients discretionary spending, how much of it is work that you would have been doing say a month or so ago and then how much of has shifted over to business continuity to help move their workforce remote, etc. So has there been a change in that and is that coming to an end?

Salil Parekh

I am not sure I fully followed the question. The question was what was the discretionary a month ago and how is it today? We do not normally split up our discretionary project work from our overall revenue. However, of course, some of the discretionary work is where we will see some slowing in the near-term if that is what you are asking about.

Edward Caso

I was trying to understand that the makeup of discretionary spend has shifted to more of survival work by your clients and therefore as they settle into this new normal whether they will have sort of a drop-off after that. So will you get sort of a continuum of discretionary spending in the short run and then have it fall-off after that?

Salil Parekh

Okay, for us we have not quantified how that might play out. We certainly see there is some amount of work of that type. I would not say survival; it is much more focused on what could be benefits that can be achieved as they want to do more virtualizations or move more to the Cloud. I do not know if it is discretionary but it certainly seems - in this new environment - would be much more strategic for those clients. I do not have a sense whether that is going to stay or fall-off. At this stage, we do see there is more of a discussion on recession playbook and different sets of discussions that I shared earlier that we have in the frontlines and some of that gives us confidence again in the medium term.

Edward Caso

My other question is around H1B and L1 visas. It appears the Trump administration is taking advantage of the current environment and further tightening the ability to get visas and move people around. So are you seeing that both from an impact on your operations but also maybe positive in the sense that as people other H1B's and other firms lose their jobs in the U.S., can you pick those people up to help you meet onshore demand?

Pravin Rao

We have not seen any changes post COVID. So, whatever changes we have seen in H1, L1, the new lottery system, all those things happened much earlier. I do not see any changes in this regime. Even today as we speak, even for some of our own employees, given that all travel is cut off, some people have been out of status and we are talking to the U.S. administration to make sure that they get some relief and so on. But in the long run, if a lot of people are let go then there will probably be lot more availability of talent. Whether we will be able to take advantage of it really depends on the nature of demand. So it will be a function of demand. But from our own perspective, in the last couple of years, our approach has been to de-risk ourselves from H1, L1 and so we have invested a lot in our U.S. talent strategy. In the last couple of years, we have recruited more than 10,000 U.S. nationals, we have created six hubs. These are in different parts of U.S. - they are not only delivery hubs but they also serve as innovation hubs.

So we have invested a lot and today lot of our people working in U.S. are local nationals. So from that perspective, we are less dependent on what happens on the H1, L1 thing, but obviously if there is a demand and there is availability of talent, we will be always open to pick them up.

Moderator

Thank you. The next question is from the line of Sudheer Guntupalli from Motilal Oswal Financial Services. Please go ahead.

Sudheer Guntupalli

Good evening, gentlemen. Thanks for taking my questions. You highlighted in the press briefing that you were winning deals as late as in the last two weeks of March and even in the first two weeks of April. Probably this will be a closer proxy to the expected deal activity over the near term. In that context, it will be helpful for us if you can give us some more characteristics of these deals which were won over the last 30 days. Which geographies are these, which verticals, which service areas, is there also any discretionary spending in this?

Pravin Rao

As I mentioned earlier, we won 12 large deals, four of them in Retail, four in Energy, Utility, Resources and Services, and one deal each in Financial Services, Communications, Manufacturing and Hi-tech. Total TCV was $1.65 billion and 56% of it was net new. Again from a geographic perspective, seven wins from Americas and five were from Europe. So as you can see these deals have been across several industries and geographies as well and the fact is, as we mentioned, in the last two, three weeks of the quarter, even after COVID had started, we were able to close many of these deals. From that perspective it was very encouraging for us that we are not seeing postponement of at least some of the deals that were in the pipeline. So if Mohit is on the call, he can probably provide some color.

Mohit Joshi

I think Pravin has covered it in fairly great detail. The only thing I will add is that we were obviously concerned that the signatures on these deals may get delayed because of the infection but thankfully given the relationships and given that we were fairly advance into deal, we have been able to push ahead and close. It is a mix of deals across segments and across geographies and maybe across service lines as well. So there are cloud deals in this, there are traditional application maintenance and application development deals, infra services deals for the work space. Moving ahead as well, we have an existing pipeline for large deals and we will continue to push ahead in this. The dialogue with the clients are continuing and we are working to make sure that we do not lose momentum.

Sudheer Guntupalli

Sure Sir, so you mean to say that even in the last two weeks whatever deal activity happened or even in the first two weeks of April, it is more of a broad-based kind of a deal activity and not characterized towards any one particular segment.

Mohit Joshi

That is correct it is not one single deal, multiple deals.

Sudheer Guntupalli

Secondly our exposure to time-and-material contracts has been comparatively higher at roughly around 47% of our revenue as per our last reporting. Assuming the feasibility that clients have to ramp down the workloads in these contracts, are we seeing a higher trend or impact in the T&M portion of our portfolio than otherwise?

Pravin Rao

It is early days; I do not see any distinction between T&M or fixed price. Initially clients were worried about ensuring business continuity, safety of their own employees. But in these situations, conserving cash is a very critical element and they will start looking at projects. They will start looking at each project, the business case or the projects whether in the current situation it is a priority or not, the decision will be taken on that basis. Every project will be evaluated for a business case and in the new context and that is a decision they will probably take. T&M or a fixed price, or a managed service is more a commercial term.

Sudheer Guntupalli

My last question is regarding the onsite pyramid. As you said, we currently have around 10,000 local employees in U.S. Even before COVID-19 we were seeing some utilization/productivity challenges over there given that we have recently hired these guys, and they were going through the ramp up curve. Now with the demand expected to take a sharp hit, what is our thought process around managing the utilization of these employees? Some damage control measures which we could have possibly taken in the case of H1B's may not be very realistic right now. So what are your thoughts on how this could be impacting our margins?

Pravin Rao

So far our utilization onsite has been fairly good. It is in line with what we had planned and we had also factored a slightly lower utilization with building a pyramid there and that had worked out well for us. But in the new context, in the light of demand and other things, we will go slow on hiring in this coming year in all geographies. We will hire only on a need basis and any incremental hiring will be only from a skill perspective. We also have opportunities to rotate our subcon and replace them with our own people. So there are a few levers that are still available where we can try to improve utilization. Again, we have to evaluate all options to make sure that our costs are under control. We have to wait on how this situation will unfold and we will have to take a view, particularly if the utilization drops dramatically. But we have enough levers as I said, subcon replacement and a lot of things is possible to keep the utilization up.

Sudheer Guntupalli

Sure, thanks gentlemen, all the best and take care.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush. Please go ahead.

Moshe Katri

Thanks for taking my question. Is there any way to differentiate in terms of the services that are getting impacted here? And obviously, there is a lot of talk about discretionary that is impacted and non-discretionary that is not impacted. Can you give us some color in terms of what is included and what you call discretionary and is that also including what we call digital in terms of the impact and the slowdown? That is my first question, thanks.

Salil Parekh

I think in terms of services, we discussed some of the points earlier, I will elaborate on those. We definitely see some of our services which relate to areas around cloud and virtualization actually gaining traction. We see some other services, which relate to some more project level work, which is discretionary, which will probably be slower.

Overall, we are now getting into looking at how that plays out, given the speed at which this has moved and we have started to develop a sense from all of that into what becomes the focus with Q1 going ahead. But my sense is, we definitely see the conversations many of us are having with our clients that relates to some benefits accruing to us from consolidations, some benefits accruing to us from Cloud, some benefits accruing to us from workspace transformation. Those are the services that will be positive. Those areas, virtualization, cloud, workspace transformation all form part of digital. That is one of the elements of digital where we will see some traction, anything that helps clients to move more and more of their work into the remote working approach. There are other elements of digital, which potentially are more project related, which we think will become slower in the coming quarters.

Moshe Katri

That is helpful. Then my follow up here, there were some questions on pricing. So to frame it the right way, are you seeing any efforts on behalf of clients to try to restructure contracts at this point? Maybe it is too early for us to get there but is there any concern that this is where we are going to get to? And then are you seeing any potential competitors employing any sort of disruptive pricing out there that could impact the industry competitively? Thanks.

Salil Parekh

On the competitors, at this stage we do not see any moves. In fact, where we do see some activity is what I shared earlier around vendor consolidation which is even for some larger competitors of ours which are not potentially as efficient in their delivery model as we are, we see some advantages accruing to us there.

In terms of pricing, depending on the sectors where clients are or the sectors that will be most impacted, I am sure we will hear about some of these discussions. We anticipate some of that to happen but usually those discussions are also coupled with different delivery models that Pravin was sharing earlier and also consequent consolidation discussions that come about. At this stage, we don't have a quantified view on that but my sense is we will see some of those discussions start to come up.

Moshe Katri

Thanks for the comment.

Moderator

Thank you. The next question is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Post GFC we actually saw a lot of spends during the recovery phase come in terms of merger and integration spends of those banks and risk and compliance related spends. So when you visualize a recovery this time around, which areas do you see spends really coming out in a big way?

Salil Parekh

My sense is even through this period especially as things come back to a different new normal, the spend on Digital will continue to accelerate. There are different components of it which are active. We see some of that already go into this and essentially the focus around the broader cloud discussion. I think bigger moves on digital will absolutely come back as that way. In addition, there will be transformation initiatives which we will see more as and when we see that sort of recovery starting to come back in.

Nitin Padmanabhan

So, if you saw the recovery phase last time, we saw a lot of these services that were built over the previous 10 years, go through a commoditization. This time around, if we look at digitalizing, it is now a reasonable part of portfolios of most vendors, do you envision some sort of commoditization there in some form or do you think that because there will be far more transformation projects and so on and so forth, you'll actually see a shift to larger vendors from smaller vendors. How would you visualize the changes this time around?

Salil Parekh

The commoditization is more difficult for me to comment today. We have to wait and see how the demand/supply looks. In terms of movement, it is very clear already to us that there is a movement from the smaller or the less capable vendors to larger or the more capable vendors and we definitely see, with our strengths, we believe we will benefit from that.

Nitin Padmanabhan

Sure, thank you so much and all the best.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

I wanted to clarify on the remote capability for the first quarter. Do you still have supply constraints that will limit your 1Q revenue potential or is it all demand driven going forward?

Salil Parekh

We still have some supply constraints which we are working through. We internally have the target to get to essentially what we call 100% capability there. Pravin, if you can add something please.

Pravin Rao

Yes, if you look at the remaining 7%, there is a very small percentage or areas where clients have not given us permission to operate from home, it is a very small percentage. So in the context of a lockdown or an extended lockdown, we will continue to be challenged from a supply perspective because we will not be able to get people to come to office and work. That is one part. Then we also have in a lockdown situation some percentage of people who have gone home who are not in our locations and they do not have any personal assets or company assets with them. So they are also stranded. So only during the period of lockdown we would anticipate some kind of supply issues but once the lockdown gets relaxed, we should be able to get people back to office and equip them either with assets, or wherever clients have not given permission, they should be able to come and work in offices.

Nilanjan Roy

Yes, I just want to add that we are looking at 93% overall. If you go on-site, most of it is nearly 100%. So onsite our billing rates etc., are much higher. So 93% does not mean that we are losing 7% of revenue due to supply.

Bryan Bergin

Okay, that is helpful. The large deal signings you have had in late March and early April, for the new deals that you closed, are those projects ramping up and starting on a normal timeframe or are any of those delayed?

Salil Parekh

I will make a comment on that and then firstly and then Mohit can also add to it. We had one of the largest projects ramping up in literally the middle of all of these activities late March, early April, a European project and we saw how through all of this remote working, we could manage to ramp that up extremely successfully and on schedule. So, that is one of the positives that we have seen but for more color on the specific deals there, Pravin if you want to add something and then Mohit?

Pravin Rao

So the challenges initially would have been only around transition and ramp up. But in the deal which Salil mentioned, we had rebadging and we were able to get a significant number of their people on to Infosys rolls. So we were able to do onboarding on a remote manner. Similarly, with another client in U.S., we were just about to start the project when this COVID situation and lockdown happened. But we were able to use tools and other things and start working on a remote transition plan.

We had a few days where we had to rework our plan on things. So there are few examples like this, which has given us confidence and comfort that even in situations like this, using technology and collaboration tools, we should be able to do the transition.

From that perspective going forward, I don't see too much of a challenge in terms of ramp up unless clients want to slow down on some of the ramp ups given the current situation.

Mohit Joshi

I think as we are trying to ramp up as we can. In many cases we have seen even remote ramps happen, remote transition, remote KT happens. So that is obviously a positive thing for us. Now there will be instances where remote transition is not possible in the situation of a complete lockdown and we might need some percentage of people to be able to be at the client's location, those might slightly get delayed. But on the whole, we are not seeing any of these programs structurally being delayed because clients are now not working from their premises.

Bryan Bergin

You mentioned vendor consolidation conversations that you are having with clients, in what industries is that occurring?

Salil Parekh

Many of our leaderships have had that sort of discussion. At least I have had those discussions across multiple sectors, so it is not specific at this stage towards any sector. There have been areas where it is related more to where clients see some small vendors potentially having challenges as they went to remote working, challenges on financial stability in the medium to long-term. In other cases, we have seen with large clients where we want to make sure that the benefits of automation are more streamlined into their work. So it is not specific to any industry, in the discussions I have had.

Bryan Bergin

Okay thank you.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I now hand the conference over to the management for their closing comments. Over to you Sir.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call. We look forward to continuing our conversation over the course of the quarter. Thanks and have a good day.

Moderator

Thank you very much members of the management. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us. You may now disconnect your lines.